

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 28, 2022

Lei Xu
Chief Executive Officer
JD.com, Inc.
20th Floor, Building A, No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
People's Republic of China

Re: JD.com, Inc.
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed April 28, 2022
File No. 1-36450

Dear Mr. Xu:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 20-F Filed April 28, 2022

Introduction, page 1

1.   We note that your definition of China and the PRC excludes Hong Kong, Macau and Taiwan. Revise your definition and disclosure to clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong and/or Macau.

Summary of Risk Factors, page 2

2.   Revise to provide cross-references to the more detailed discussion of each of these risks discussed later in the annual report. Also, ensure that your summary references the risk that rules and regulations in China can change quickly with little advance notice and the risk that the Chinese government may intervene or influence your operations at any

time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers.

Item 3. Key Information, page 6

3.   Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

4.   Refrain throughout the filing from using terms such as "we" or "our" when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.

5.   Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. Provide cross-references to these other discussions.

6.   Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Provide a cross-reference to your discussion of this issue in your summary risk factors and risk factors sections, as well.

7.   To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

8.   Please provide early in the summary a diagram of the company's corporate structure, identifying the person or entity that owns the equity in each depicted entity. Furthermore, please describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE's operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entities in which the company's operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct

ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

9. We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE's business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.

Item 3. Key Information
Cash and Asset Flows through Our Organization, page 8

10. Please revise this section to disclose the identity of the intermediate holding companies and subsidiaries to which the Company provided loans and from which it received loan repayments during 2021, 2020 and 2019. Also, please revise to identify the intermediate holding companies that provided loans and capital contributions to your consolidated variable interest entities and received loan repayments from consolidated variable interest entities during 2021, 2020 and 2019 and identify the consolidated variable interest entities which received and paid these amounts. In addition, please revise to provide cross-references of the amounts disclosed in this section to the condensed consolidating schedule on page 14 and to the consolidated financial statements.

Permissions Required from the PRC Authorities, page 8

11. You state that you have obtained the requisite licenses and permits from the PRC government authorities that are material for your business operations. This discussion may not be qualified as to materiality. Revise to remove this reference.

12. Revise this discussion to describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

13.   You state that in connection with your previous issuance of securities to foreign investors you are not required to obtain permission from the CAC. In this regard, your disclosure on page 34 suggests that there are uncertainties as to whether your data processing activities may be deemed to affect national security. Revise to clarify your determination as to the basis for your belief that such permission is not required and disclose whether you relied upon counsel for the basis for your conclusions as to necessary permissions or approvals and if not, explain why.

The Holding Foreign Companies Accountable Act, page 8

14.   Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Item 3(A) Selected Financial Data
Financial Information Related to Our Consolidated Variable Interest Entities, page 14

15.   Please revise the condensed consolidating schedules to present a separate column that includes any wholly foreign owned enterprises (WFOE) that are the primary beneficiary of the consolidated VIEs.

Item 3(D) Risk Factors, page 18

16.   Revise your risk factor on page 53 to specifically acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

17.   In future filings, revise to discuss the impact of the Internet Information Service Algorithmic Recommendation Management Provisions that recently came into effect and how they may apply to your operations.

Item 15. Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page 189

18.   Please revise management's report on internal control over financial reporting to provide management's assessment of the effectiveness of the Company's' internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective. Refer to the guidance in Item 15(b) of Form 20-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of

Lei Xu
JD.com, Inc.
July 28, 2022
Page 5

action by the staff.

You may contact Ta Tanisha Meadows at (202) 551-3322 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Lichtenfels at (202) 551-4457 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Sandy Xu, Chief Financial Officer